

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Hugh Gallagher
Chief Financial Officer
Marathon Digital Holdings, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

>   **Re: Marathon Digital Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2022**
>   **File No. 001-36555**

Dear Hugh Gallagher:

We have reviewed your August 1, 2022, August 5, 2022, and August 26, 2022 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 1 - Organization and Description of Business
Organization, page F-8

1.   You indicate in response to prior comment 2 that you determined that the loan did not meet the derecognition criteria in ASC 606 because the Company held a repurchase right in the form of a call option under ASC 606-10-55-67(b) and therefore retained control per ASC 606-10-55-68. Please elaborate on the material rights and obligations of both parties to the borrowings. As part of your response, explain the rights of the borrower with respect to the digital assets and whether there are any restrictions on what the borrower can do with the borrowed digital assets. Further explain to us why you believe the customer does not obtain control of the asset. That is, explain whether the borrower has

the ability to direct the use of, and obtain substantially all of the remaining benefits from, the digital assets. Please also clarify whether, and if so how, your accounting policy captures counterparty non-performance related to their obligation to return the borrowed digital assets to you.

2.   We note your response to prior comment 2 indicating that you will reclassify the cash interest received on the BTC loans prospectively to conform any comparable prior period amounts to the current period classification. Please clarify the category of the statements of cash flow within which this line item will be presented. Refer to ASC 230-10-45-16(b).

3.   We note and continue to consider your response to prior comment 3 in your letter dated August 5, 2022.

Note 2 - Summary of Significant Accounting Policies
Digital Currencies, page F-13

4.   Please reconcile for us your discussion in response to prior comment 4 indicating that a decline in fair value below carrying value "could be an indication" of impairment with your stated policy that an impairment exists when carrying value exceeds fair value and with ASC 350-30-35-19.

Note 5 - Debt, Commitments and Contingencies
Revolving Credit Line, page F-27

5.   In order to help us evaluate your response to prior comment 14:

- You state, "The lender has exclusive control over the collateral account, including liquidation of the collateral only in the event of a default under the RLOC." Clarify to what the phrase "in the event of a default" refers and what you mean by "exclusive control" and how that is differentiated from control. For example, are you representing that the lender cannot direct the use of, and obtain substantially all of the benefits from, each distinct nonfinancial asset you transfer as collateral unless and until an event of default occurs?

- Tell us whether the lender has the right to pledge, rehypothecate, assign, commingle, or otherwise use the assets posted as collateral absent an event of default.

- Provide a more fulsome analysis of what you identify as the control indicators in ASC 606-10-25-25 and 25-30.

Form 10-Q for the quarterly period ended June 30, 2022

Consolidated Condensed Statement of Operations, page 4

6. We note that you reclassified the change in fair value of digital currencies held in fund from other income (expenses) to operating income (loss) in all prior periods presented. Tell us what consideration was given to identifying this material change as a restatement and amending prior filings. In this regard, changing the classification of an account balance from an incorrect presentation to the correct presentation is considered a correction of an error, not a reclassification. Refer to ASC 250-10. In addition, please explain the impact on your assessments of disclosure controls and procedures and internal controls over financial reporting as a result of the revision to your accounting for and presentation of your limited partnership interest in the NYDIG Digital Assets Fund III, LP.

7. Please explain the basis for your classification of operating expenses separately from other operating income (expenses). In this regard, explain why impairments of digital currencies and patents are considered operating expenses and the change in fair value of digital currencies held in fund and gain on sale of equipment are considered other operating income (expenses).

Consolidated Condensed Statements of Cash Flows, page 6

8. Please tell us the nature of the $14.0 million purchase of equity investments in the six months ended June 30, 2022. Tell us where the relevant disclosures are provided in your notes to consolidated condensed financial statements.

9. We note from your disclosure on page 8 that you transferred all of your bitcoin holdings from NYDIG Digital Assets Fund III, LP to your own account on June 10, 2022. Tell us what consideration you gave to disclosing this non-cash activity in your supplemental schedule of non-cash investing and financing activities.

Note 1 - Organization and Description of Business
Digital Currencies Held in Fund, page 8

10. We note your revised disclosure in response to prior comment 7 indicating that you consolidate the Fund under a voting interest model. Tell us why your disclosure continues to reference ASC 825-10.

11. In order to help us continue to evaluate your investment company conclusion, please provide a more robust and fulsome ASC 946 accounting analysis, including your evaluation of the ASC 946 implementation guidance to the Fund. Address in your analysis, but do not limit it to, the following:

    • Whether your ability to take the assets of the Fund at any time is a benefit normally attributable to ownership interests and the reasons why or why not;

- Your consideration of the combination of you being the sole investor, the fund having a single investment, your ability to take assets of the Fund at any time, management's statements in your January 25, 2021 press release of its strategy of holding bitcoin, and your June 2022 transfer of digital assets out of the Fund in evaluating ASC 946-10-15-6(b) and the related implementation guidance, including, but not limited to, ASC 946-10-55-8 and 55-16;

- The economic substance of the Fund and how you concluded that substance is consistent with the characteristics of an investment company. For example, how does the economic substance of the Fund differ from direct holding of bitcoin given your stated ability to take the Fund's bitcoin?;

- Whether the General Partner interest represents an ownership interest in the Fund, including the reasons why or why not and your analysis of the ASC 946 implementation guidance related to ownership interests. If you believe it does not, clarify what that interest represents; and

- Whether you directed the Fund to actively identify other investors and if so, a description of when and how those activities occurred. See e.g., ASC 946-10-55-17.

12. Please provide your ASC 820 accounting analysis that supports the use of the "CoinDesk Bitcoin Price Index" to determine fair value for the Fund's investments. As part of your analysis, clarify for us what this index is, how it relates to the Fund's principal market, and how your analysis contemplates the presumption in ASC 820-10-35-5A.

13. Please provide supporting accounting analysis with appropriate citations to authoritative literature for your accounting policy of determining fair value at the 4pm New York time on the end of each reporting period, which implies you only measure the Fund's investments at four points in time each year.

14. Please clarify for us and consider the need for revised disclosure to clarify how sales of digital assets by the Fund are depicted in your statements of operations, which includes the line items "Change in fair value of investment in NYDIG fund" and "Realized gain (loss) on sale of digital currencies," and whether such presentation differentiates between realized and unrealized. To the extent helpful to understand your policy, cite applicable authoritative literature in your reply.

Note 3 - Revenues from Contracts with Customers, page 10

15. In your proposed revised revenue recognition policy in response to prior comment 13 in your letter dated August 26, 2022, you indicate that the fees are transferred to the Company as part of closing the successful block so collection is probable. Please reconcile this statement in light of your prior responses indicating that the fees may not be transferred to you at the point that a block is successfully mined. Specifically, your response to prior comment 14 in your letter dated April 22, 2022 indicates that

constructive receipt of the mining reward can be up to two days from contract inception, considering that NYDIG confirms the allocation among pool participants within 24 hours of a block reward and, once the NYDIG calculations are confirmed, you aggregate all the BTC rewards at the end of that day. In addition, your response to prior comment 11 indicates that the day the reward is earned is not the date it is received upon settlement and there may be a delay between confirmation from NYDIG and the back-end settlement into the pool wallet. To help us understand your accounting, please address this comment separately for when you operate a mining pool as the sole participant, when you operated a mining pool with third party participants, and when you participated in another mining pool.

16. In your proposed revised revenue recognition policy disclosure in response to prior comment 13 in your letter dated August 26, 2022, you state that "contract inception coincides with the time at which the transaction fees and block rewards are earned..." Please revise to clarify when it is considered to be "earned" in accordance with the guidance in ASC 606.

17. In your capacity as a mining pool operator, you indicate in response to prior comment 12 in your letter dated August 26, 2022 that you used third party computing power to verify a block of transactions for the network. Describe the rights and obligations of the parties in your agreements with pool participants and with the blockchain network. Clarify what you considered to be the specified service provided to the customer in the arrangements with the pool participant and with the blockchain network. In this regard, it appears that the pool participants were providing you with computing power and you were providing transaction verification services to the network. While computing power is an input to the combined output of transaction verification services, computing power alone does not appear sufficient to verify a transaction and earn a mining reward. In this regard, you indicate in your June 13, 2022 response to comment 13 that the pool aggregates all computing power of the mining devices, which are connected to the bitcoin network, and utilizes the combined hashrate to provide transaction verification services to the blockchain.

18. We note your response to prior comment 12 in your letter dated August 26, 2022. Please provide us with a revised analysis of whether you, in your capacity as the pool operator, controlled the transaction verification services before being provided to the blockchain network. Refer to ASC 606-10-55-37. Ensure that your assessment focuses on which party had the ability to control the transaction verification services when it was being provided (i.e., when the contract existed according to ASC 606-10-25-1), regardless of it being an at-will contract pursuant to which the third-party miners' had the ability to join or leave for another pool and you having no ability to control or curtail the third-party miners providing computing power. In this regard, it is unclear why you believe not having control over any third party contributing hashrate to your pool is relevant to who controls the transaction verification services before being transferred to the blockchain. As part of your response, please also address the following, at the time a contract existed:

- Tell us who was primarily responsible for fulfillment from the blockchain's perspective and which party was the miner of record. Tell us whether the blockchain network had any record of the pool participant's involvement in the arrangement.

- Tell us whether, as the pool operator, you had the discretion to determine which transactions to validate within a mined block.

- Explain why inventory risk and pricing risk are relevant to your conclusion, given the nature of BTC transaction verification services and the transaction fees and block rewards are pre-determined by the bitcoin blockchain network.

- Explain how you compensated pool participants for the provision of their computing power to your mining pool. Tell us whether the pool participant's reward was contingent on successfully solving transactions.

19. In your proposed revised revenue recognition policy for your operation of a mining pool that included certain third parties, your reference to ASC 606-10-55-39 appears to suggest the accounting conclusion is limited to the indicators listed there. To the extent you chose to retain a description of the required accounting analysis, please revise your disclosure to be consistent with the guidance which states that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. Refer to ASC 606-10-55-37.

20. We note your proposed revised revenue recognition policy in response to prior comment 13 in your letter dated August 26, 2022. As previously requested in comment 13 in our letter dated May 27, 2022, please revise to ensure your disclosures distinguish your revenue recognition policies between when you operate a mining pool as the sole participant, when you operated a mining pool with third party participants, and when you participated in another mining pool. Please also provide us with a comprehensive analysis of ASC 606 supporting how you recognized revenue as a pool participant. In your analysis, address what you believed to be the promised good or service, how you measured the transaction price, and how and when you determined the promised good or service was transferred.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jolie Kahn